U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4/A

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Rick Tuberosa
                                                  6507 King Palm Way
                                                  Apollo Beach, FL  33572

2.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc. (NESI)

3.   IRS Number of Reporting Person, if an        ###-##-####
     Entity (Voluntary)

4.   Statement for Month, Year                    November 30, 1998

5.   If Amendment, Date of Original               January 25, 1999

6.   Relationship of Reporting Person to Issuer   Director
    (Check all applicable)

7.   Individual or Joint/Group Filing             __x__ Form filed by one
    (Check Applicable Line)                             Reporting Person

                                                  _____ Form filed by more than
                                                        one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                       Common Stock

2.   Transaction Date                        November 25, 1998
     (Month/Day/Year)

3.   Transaction Code                        Code:  S
     (Instr. 8)

4.   Securities Acquired (A) or              Amount: 3,909 shares
     Disposed of (D)
     (A) or (D)                              D
                                             Price:  $4.25

5.   Amount of Securities Beneficially
     Owned at End of Month                   60,247

6.   Ownership form:
     Direct (D) or Indirect (I)              (I)60,247

7.   Nature of Indirect                      Mr. Tuberosa is owner - operator
     Beneficial Ownership                    and majority shareholder of Palm
                                             State Equities, Inc. and
                                             holds the stock as
                                             beneficial owner of such shares


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security              N/A

2. Conversion or Exercise Price of
   Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                          Code:
                                             V:

5. Number of Derivative Securities
   Acquired (A) Or Disposed of (D)

6. Date Exercisable and Expiration Date      Date Exercisable:
  (Month/Day/Year)
                                             Expiration Date:

7.  Title and Amount of Underlying           Title:
    Securities
                                             Amount of Number of Shares:

8.  Price of Derivative Security

9.  Number of Derivative Securities
     Beneficially Owned at End of Month

10. Ownership form of Derivative Security:
    Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Explanation of Responses: Table 1 Item 5 and 6 listing the amount of securities beneficially owned was listed incorrectly on the Form 4 filed January 25, 1999 as 93,750 shares. The correction has been made on this Form 4/A to reflect the correct number of shares as 60,247.


Signature of Reporting Person

____________________________________________
Rick Tuberosa

Date:  3/9/99